

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Pavel Alpatov
President
Innovative Wireless, Inc.
306 N. West El Norte Pkwy
Escondido, CA 92026

> **Re: Innovative Wireless, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 000-53421**

Dear Mr. Alpatov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A(T) – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 10

1. Please tell us how the omission of management's report on internal control over financial reporting and the omission of your financial statements for the period ended December 31, 2008 (as noted below) affect management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by your Form 10-K. If you continue to believe that your disclosure controls and procedures are effective, provide us with a discussion of the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates

that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, note that failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting responsibilities. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., not effective as of the end of the fiscal year).

Evaluation of Internal Controls over Financial Reporting, page 10

2. It does not appear that you have provided management's report on internal control over financial reporting for the fiscal year ended December 31, 2009. Please revise to provide this report or tell us why it was omitted. Refer to Item 308(T)(a) of Regulation S-K.

Financial Statements

General

3. Please note that smaller reporting companies are required to file an audited balance sheet for the two most recent fiscal years and audited statements of income, cash flows and changes in stockholders' equity for each of the fiscal years then ended. In addition to the financial statements currently presented in your filing, please revise to provide your audited balance sheet as of December 31, 2008 and audited statements of income and cash flows for the period then ended along with the necessary footnote disclosure. Refer to Article 8-02 of Regulation S-X.

Notes to Financial Statements

General

4. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, the naming convention for all non-SEC accounting and financial reporting standards has been revised. In future filings, please revise any references to accounting standards accordingly.

Exhibit 32 – Section 906 Certifications

5. We note that the certifications provided under Section 906 of the Sarbanes-Oxley Act of 2002 make reference to your Form 10-K for the fiscal year ended December 31, 2008. Please revise as it appears that reference should be made to the fiscal year ended December 31, 2009.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 4 – Controls and Procedures

Disclosures and Procedures

6. We note your statement that your chief executive officer and chief financial officer have concluded that your "disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to ensure that the information required to be disclosed by the Company in its periodic reports is recorded, summarized and processed timely." Please revise your disclosure to clearly state the conclusion reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures (i.e., effective or not effective).

Exhibit 31 – Section 302 Certifications

7. Please revise your Section 302 certifications as they do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The name of the registrant should not be provided in the introductory paragraph;
   - The name of the registrant should be provided in paragraph one;
   - Reference to "disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" should be made in the head note to paragraph four;
   - Reference to your "most recent evaluation of internal control over financial reporting" should be made in the introductory language to paragraph five.

8. In connection with the preceding comment, please remove the titles of the certifying individual from the introductory paragraph of your certifications and confirm to us that the inclusion of the titles of the certifying individual is not intended to limit the capacity in which such individuals provided these certifications.

Exhibit 32 – Section 906 Certifications

9. We note that the certification provided under Section 906 of the Sarbanes-Oxley Act of 2002 makes reference to your Form 10-Q for the period ended March 31, 2010. Please revise as it appears that reference should be made to the period ended June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant